SVF INVESTMENT CORP.

1 Circle Star Way

San Carlos

California 94070

January 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ron Alper

Re:	SVF Investment Corp.

Registration Statement on Form S-1: 333-251541

Ladies and Gentlemen:

SVF Investment Corp. (the “Company”) hereby responds to verbal comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 which has been refiled with the Commission on the date hereof. (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to order of the Staff’s comments. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

1. Please include a summary risk factor section.

A summary risk factor section has been added to the summary set forth in the prospectus contained in the Registration Statement.

2. You disclose that the sponsor and your officers and directors may sponsor or form other blank check companies similar to the Company, in the event this happened how do you anticipate informing investor in your offering?

If such an event were to happen, the Company will disclose this in its subsequent 10-Q or 10-K filing.

3. Please explain basis for your statement that the Company does not believe that any potential conflicts arising from other blank check companies formed by the sponsor or its officers and directors would materially affect the Company’s ability to complete its initial business combination.

The Company has revised the disclosure in the Registration Statement on pages 9 and 113 of the prospectus contained in the Registration Statement.

4. Please clarify whether an Affiliated Joint Acquisition (as that term is used in the Registration Statement) could include a transaction pursuant to which a target company is acquired by the Company in conjunction with another blank check company.

The Company has revised the disclosure on page 31 of the prospectus included in the Registration Statement in response to the Staff’s comments.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely

By:	/s/ Navneet Govil
Name:	Navneet Govil
Title:	Chief Financial Officer

cc: Christian Nagler and Steve Lin

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